UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Good Times Restaurants Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

382140887

(CUSIP Number)

Christopher F. Brogdon
Connie B. Brogdon
2 Buckhead Plaza
3050 Peachtree Road, Suite 570
Atlanta, GA 30305
(404) 386-9607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of  Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 382140887

1.	NAMES OF REPORTING PERSONS Christopher F. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 330,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 330,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 382140887

1.	NAMES OF REPORTING PERSONS Connie B. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 330,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 330,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Explanatory Note:

This statement on Schedule 13D (this “Statement”) is being filed by Mr. Christopher F. Brogdon and Ms. Connie B. Brogdon (each, a “Reporting Person” and, collectively, the “Reporting Persons”). Mr. Brogdon and Ms. Brogdon are husband and wife.

Item 1.	Security and Issuer.

The name of the issuer is Good Times Restaurants Inc., a Nevada corporation (the “Issuer”).  The address of the Issuer’s offices is 601 Corporate Circle, Golden, Colorado 80401.  This Statement relates to the Issuer’s common stock, $0.001 par value (the “Common Stock”).

Item 2.	Identity and Background.

(a).
This Statement is being filed jointly on behalf of the Reporting Persons.  The Reporting Persons have entered into a joint filing agreement, dated November 15, 2010, a copy of which is attached hereto as Exhibit 1.

(b).
The business address of (i) Mr. Brogdon is 2 Buckhead Plaza, 3050 Peachtree Road, Suite 570 Atlanta, Georgia 30305; and (ii) Ms. Brogdon is 2 Buckhead Plaza, 3050 Peachtree Road, Suite 570 Atlanta, Georgia 30305.

(c).	Mr. Brogdon’s present principal occupation is owner of (i) skilled nursing and assisted care facilities and (ii) a restaurant chain.

Ms. Brogdon’s present principal occupation is owner of (i) skilled nursing and assisted care facilities and (ii) a restaurant chain.

(d).	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e).
During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body and neither Reporting Person is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).	Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Ms. Brogdon acquired 330,000 shares of Common Stock (the “Subject Shares”) for cash in an aggregate amount of $258,330.13 using personal funds available on hand.

Item 4.	Purpose of Transaction.

Ms. Brogdon acquired the Common Stock reported by this Statement for the purpose of exercising substantial influence over the management, business and affairs of the Issuer. Each Reporting Person may make additional purchases of Common Stock in the open market or in private transactions, depending on the Reporting Person’s evaluation of the Issuer's business, prospects and financial condition, the market for and relative value of the Common Stock, other opportunities available to the Reporting Person, general economic and market conditions, and other future developments. Neither Reporting Person, however, has any timetable or pre-arranged plan relating to additional purchases of the Issuer’s securities.

Except as otherwise indicated in this Item 4, neither Reporting Person has any present plans or proposals with respect to the Issuer that relate to, or would result in, any of the actions specified in clauses (a) through (j) of Item 4 of  Schedule 13D. Notwithstanding the foregoing, each Reporting Person may at any time and from time to time, and reserves the right to, acquire additional securities of the Issuer, dispose of any such securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities, to the extent deemed advisable by the Reporting Person in light of market conditions or other factors that may have the effects described in clauses (a) through (j) of Item 4 of  Schedule 13D.

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Item 5.	Interest in Securities of the Issuer.

(a).-(b). Based upon the Issuer’s Preliminary Proxy Statement on Form 14A filed with the Securities and Exchange Commission on November 5, 2010, the Issuer had 3,898,539 shares of Common Stock outstanding as of October 27, 2010.

The Subject Shares are held directly by Ms. Brogdon.  Mr. Brogdon is Ms. Brogdon’s husband and may be deemed to have indirect beneficial ownership of the Subject Shares.  Notwithstanding anything herein, Mr. Brogdon disclaims beneficial ownership of the Subject Shares.

The Cover Pages of this Statement are incorporated herein by reference.

(c).	The following table sets forth all transactions effected during the last 60 days by the Reporting Persons with respect to the Common Stock.

Trade Date	Number of Shares Purchased	Purchase Price Per Share	How Purchase Effected	Reporting Person
9/15/2010	20,000	$0.808	Open market	Ms. Brogdon
9/16/2010	25,000	$0.809	Open market	Ms. Brogdon
9/20/2010	10,100	$0.747	Open market	Ms. Brogdon
9/21/2010	4,100	$0.753	Open market	Ms. Brogdon
9/22/2010	4,000	$0.723	Open market	Ms. Brogdon
9/23/2010	4,271	$0.790	Open market	Ms. Brogdon
9/24/2010	4,529	$0.831	Open market	Ms. Brogdon
9/27/2010	28,000	$0.880	Open market	Ms. Brogdon
10/1/2010	2,800	$0.989	Open market	Ms. Brogdon
10/5/2010	10,000	$0.824	Open market	Ms. Brogdon
10/6/2010	15,000	$0.766	Open market	Ms. Brogdon
10/7/2010	608	$0.809	Open market	Ms. Brogdon
10/8/2010	5,092	$0.841	Open market	Ms. Brogdon
10/11/2010	500	$0.820	Open market	Ms. Brogdon
11/4/2010	196,000	$0.760	Open market	Ms. Brogdon
___________________

(d).	Not applicable.

(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k) under the Securities Act of 1933, as amended.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2010
(Date)

/s/ Christopher F. Brogdon
(Signature)

Christopher F. Brogdon

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2010
(Date)

/s/ Connie B. Brogdon
(Signature)

Connie B. Brogdon

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EXHIBIT 1
Joint Filing Agreement
Pursuant To Rule 13d-1(k) under the Securities Act of 1933, as amended

The undersigned hereby agree as follows:

1.           Each of the undersigned is individually eligible to use the Schedule 13D to which this exhibit is attached; the Schedule 13D is filed on behalf of each of the undersigned; and all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements; and

2.           Each of them is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

November 15, 2010	/s/ Christopher F. Brogdon
Christopher F. Brogdon

November 15, 2010	/s/ Connie B. Brogdon
Connie B. Brogdon